PRICING SUPPLEMENT NO. 6 dated November 10, 2005	Filed pursuant to Rule 424(b)(3)

to Prospectus Supplement	Registration No. 333-124095

and Prospectus dated July 1, 2005
U.S. $4,000,000,000
EKSPORTFINANS ASA
Medium-Term Notes
Due Nine Months or More From the Date of Issue
      This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and the prospectus dated July 1, 2005 for a description of the specific terms and conditions of this particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Specified Currency:	U.S. dollars

Principal Amount:	$1,000,000,000.00

CUSIP No.:	28264QBB9

Common Code:	023552442

ISIN:	US28264QBB95

	Issue price to	Discounts and
	public	commissions	Proceeds to us

Per note:	99.840%	0.075%	99.765%
Total:	$998,400,000.00	$750,000.00	$997,650,000.00

Agents:	Bookrunners:

Citigroup Global Markets Inc. (purchasing $308,000,000.00 aggregate principal amount)

Deutsche Bank AG, London Branch (purchasing $306,000,000.00 aggregate principal amount)

Goldman Sachs International (purchasing $306,000,000.00 aggregate principal amount)

Co-Lead Managers (each purchasing separately but not jointly $10,000,000.00 aggregate principal amount):

BNP Paribas Securities Corp.
Credit Suisse First Boston (Europe) Limited
Dresdner Bank AG London Branch
Mitsubishi UFJ Securities International plc
Mizuho International plc
Nomura International plc
Nordea Bank Danmark A/S
The Toronto-Dominion Bank

The agents may make sales through their affiliates or selling agents.

The addresses of the Bookrunners are:

Citigroup Global Markets Inc.
388 Greenwich Street New York, New York 10013 Attn: Medium-Term Note Department Telephone No. +1 212 816 5831 Facsimile No. +1 212 816 0949

Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB Attn: Syndicate Desk Telephone No. +44 20 7545 8000 Facsimile No. +44 20 7545 4455

Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB Attn: Syndicate Desk Telephone No. +44 20 7774 1000 Facsimile No. +44 20 7774 2330

Agents acting in the capacity as:	Principal

Trade date:	November 10, 2005

Original issue date:	November 18, 2005

Maturity date:	December 15, 2008

Fixed rate note:	Yes: 4.750% per annum

Interest payment dates:	Interest payment dates will be June 15 and December 15 of each year, commencing on June 15, 2006, to and including the maturity date. There will be a long first interest period from and including November 18, 2005 to but excluding June 15, 2006.

Interest accrual:	If the maturity date or an interest payment date falls on a day that is not a business day, payment of principal or interest will be paid on the next business day. No interest on that payment will accrue from and after the maturity date or interest payment date.

Day count convention:	30/360

Business day:	For purposes of this issuance, a “business day” means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in New York.

Business day convention:	If the maturity date is not a business day, then the maturity date will be the first following day that is a business day.

Tax redemption:	Yes

Additional amounts payable:	Yes

Authorized denominations:	$2,000 and multiples of $1,000 thereafter

Form of notes:	Book-entry

Listing:	Application has been made to list the notes on the Luxembourg Stock Exchange

Issuer rating:	Aaa (Moody’s)/ AA+ (Standard & Poor’s)/ AAA (F.IBCA)

Other:	The notes are not exchangeable notes, renewable notes, index linked notes, asset linked notes, amortizing notes, floating rate notes or zero coupon notes, each as described in the prospectus supplement. The notes will not be issued with an original issue discount, and there is no optional redemption or extension of maturity in connection with the notes.
      Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.
SUPPLEMENTAL PLAN OF DISTRIBUTION
      The notes are being purchased by the Bookrunners and Co-Lead Managers (the agents) as principal, pursuant to a terms agreement dated as of November 10, 2005 between the agents and us. The Bookrunners have agreed to pay our out-of-pocket expenses of the issue of the notes.
      From time to time, the agents and their affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, the Bookrunners (or their affiliates) are our swap counterparties for a hedge of our obligation under the notes.

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